04046138

RECEIVED

2004 NOV 15 A 9:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

26 October 2004

BAE SYSTEMS plc COMPLETES ACQUISITION OF DIGITALNET HOLDINGS Inc.

BAE Systems North America has completed the acquisition of DigitalNet Holdings Inc., for approximately $600 million in cash with the assumption of DigitalNet's debt of $93.25 million. DigitalNet is a leading provider of managed network services and information assurance solutions to the federal government including national intelligence agencies and the Departments of State, Justice, Treasury, Homeland Security and Defense and expands BAE Systems' capabilities in managed information technology and information assurance.

DigitalNet, which reported sales of $178 million for the six months ending June 30, becomes part of BAE Systems Information Technology, a new business unit designed to address evolving U.S. national security priorities for enhanced network centric infrastructure and information sharing among the intelligence, homeland security, and military communities. BAE Systems Information Technology also includes the company's Enterprise Systems organisation, creating one of the largest federal sector information technology providers.

Issued by
BAE Systems plc
London

PROCESSED

NOV 16 2004

THOMSON FINANCIAL

dw 11/15